                                                                      EXHIBIT 23


                      IN THE UNITED STATES DISTRICT COURT
                       FOR THE NORTHERN DISTRICT OF TEXAS
                              FORT WORTH DIVISION

UNION PACIFIC RESOURCES GROUP INC.)
and RESOURCES NEWCO, INC.,        )
                                  )       No. 4-97-CV: 509-Y
                 Plaintiffs,      )
                                  )
vs.                               )
                                  )
PENNZOIL COMPANY,                 )
                                  )
                 Defendant.       )


                      PLAINTIFFS' FIRST AMENDED COMPLAINT

         Pursuant to Rule 15(a) of the Federal Rules of Civil Procedure, Plaintiffs Union Pacific Resources Group Inc. and Resources Newco, Inc. ("Newco") file their First Amended Complaint seeking declaratory and injunctive relief arising out of an offer to purchase shares of Defendant Pennzoil Company's stock.

                                  The Parties

         1. Plaintiff Union Pacific Resources Group Inc. is a corporation organized and existing under the laws of the State of Utah with its principal place of business in Fort Worth, Texas. Union Pacific Resources Group Inc. and its affiliates engage primarily in the exploration, development and production of natural gas, natural gas liquids and crude oil in the United States and Canada.

         2. Plaintiff Newco is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Fort Worth, Texas. As a wholly-owned subsidiary of Union Pacific Resources Group Inc., Newco was recently organized for purposes of making the Tender Offer and consummating the Merger described and alleged below.

         3. Defendant Pennzoil Company ("Pennzoil") is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Houston, Texas. It may be served with summons by serving its registered agent, CT Corporation Systems at 811 Dallas, Houston, Texas 77002. Pennzoil is an energy company engaged primarily in oil and gas exploration and production, in processing, refining and marketing of oil and motor oil and refined products and in fast automotive oil change operations.

         4. Pennzoil's common stock is registered pursuant to Section 12(b) of the Exchange Act, 15 U.S.C. Section 78l(b), and is listed and traded on the New York Stock Exchange. According to

Pennzoil's Annual Report for the fiscal year ended December 31, 1996, there were 46,839,557 shares of Pennzoil common stock outstanding with a par value of 83 1/3 cents per share.

                             Jurisdiction and Venue

         5. This action arises under Sections 14(d), 14(e) and 28 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U. S. C. Sections 78n(d), 78n(e) and 78bb, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission ("S.E.C."), 17 C.F.R. Sections 240.14d-1 et seq. It also arises under the Declaratory Judgment Act, 28 U.S.C.
Section  2201.

         6.      This Court has subject matter jurisdiction pursuant to:

                  a) Section 27 of the Exchange Act, 15 U.S.C. Section 78aa, because this action is brought to declare and to enforce rights and duties created by the Exchange Act and regulations thereunder;

                  b) 28 U.S.C. Section 1331, because the matter in controversy arises under the Constitution and the laws of the United States; and

                  c) 28 U.S.C. Section 1337(a), because the action arises under the Exchange Act, and Act of Congress regulating commerce.

         7. Venue is proper in the Northern District of Texas pursuant to 15 U.S.C. Section 78aa because Pennzoil is and can be found in the district, because Pennzoil is an inhabitant of and/or transacts business in this district, and because some or all of the acts or transactions which are, or could be alleged to constitute, a violation of the Exchange Act occurred in this district.

                                The Tender Offer

         8. On June 23, 1997, immediately prior to the filing of this action, Plaintiff Newco announced a tender offer (the "Tender Offer") for 50.1% of the issued and outstanding shares of Pennzoil common stock that it and Union Pacific Resources Group Inc. do not already own. The Tender Offer is being made to all Pennzoil stockholders throughout the United States and elsewhere. The Tender Offer is being made at a price of $84.00 per share, a substantial premium to the market price of Pennzoil common stock prior to commencement of the Tender Offer. The Tender Offer and related merger will constitute a major transaction in interstate commerce, representing a commitment of approximately six billion, four hundred million dollars. The Tender Offer, if successful, will be followed by a second-step merger (the "Merger") pursuant to which each remaining share of Pennzoil stock will be converted into shares of Union Pacific Resources Group Inc. stock, designed to have a value of $84 per share subject to the terms of a definitive merger agreement to be entered into.

         9. The Tender Offer is, and will continue to be, in full compliance with all applicable federal laws and regulations governing tender offers -- the provisions of the Williams Act, embodied in Sections 14(d) and 14(e) of the Exchange Act, 15 U.S.C. Sections 78n(d), (e), and in the rules and regulations promulgated thereunder by the S.E.C. In connection with the Tender Offer, a Schedule 14D-1 has been filed with the S.E.C. pursuant to
Section 14(d)(1)d of the Exchange Act and Rule 14d-3 promulgated thereunder. (A true and correct copy of the Schedule 14D-1 is annexed hereto as Union Pacific Resources Group Exhibit 1.)

                                Nature of Relief

         10. The Williams Act referred to in paragraph 9 herein was enacted by Congress to provide a comprehensive uniform national system regulating all aspects of interstate cash tender offers. Congress thereby recognized that tender offers served beneficial economic functions by, among other things, providing investors with an opportunity to sell their shares at advantageous premiums over prevailing market prices.

         11. The Williams Act reflects the intent of Congress that the success or failure of tender offers for the shares of publicly traded corporations should be left to the free and informed investment judgment of the marketplace and not be held hostage to self-serving efforts of entrenched senior management seeking to preserve their positions and substantial corporate perquisites. The Williams Act therefore establishes even-handed regulation that favors neither the offeror nor the incumbent management of the company to whom a tender offer has been made.

         12. It is also a purpose of the Williams Act to promote informed decisions by shareholders concerning the desirability and adequacy of a tender offer. The Williams Act therefore requires that stockholders promptly be given all material information with respect to a tender offer so that they may make their investment decisions in possession of full and complete information.

         13. To implement those objectives, Section 14(d) of the Exchange Act, 15 U.S.C. Section 78n(d), and the rules and regulations promulgated thereunder by the S.E.C. require that any person or entity making a tender offer for beneficial ownership of more than five percent of a class of registered equity securities file and disclose certain specified information with respect to the tender offer. Any such bidder must disclose, among other things, its identity and background, any past contacts, transactions or negotiations between the bidder and the company in whom the bidder seeks to acquire stock, the source and amount of funds needed for the tender offer, and any plans the bidder may have to change the capitalization, corporate structure or business of the company whose stock it seeks to acquire.

         14.     Section 14(d) and Rule 14d-9 promulgated thereunder, 17 C.F.R.
Section 240.14d-9, regulate solicitations or recommendations made by "subject" or "target" companies in response to a tender offer. Under Rule 14d-9, no such solicitation or recommendation is permitted unless prior thereto, the target company has filed with the S.E.C. and delivered to the offeror a Schedule 14D-9 containing certain specified information, including, among other things, the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or its officers and directors.

         15.     In addition, Section 14(e) of the Exchange Act, 15 U.S.C.
Section 78n(e), makes it "unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statement made, in light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practice in connection with any tender offer...". Plaintiffs have not violated this provision.

         16.     In connection with the Tender Offer, Newco has filed a
Schedule 14D-1 with the S.E.C. and is in the process of disseminating to Pennzoil's stockholders an offer to purchase containing all material information required by applicable law to be disclosed. That offer is more than fair and is plainly in the best interests of Pennzoil's stockholders.

         17. Notwithstanding, senior management of corporations to which such offers are made, such as the management of Pennzoil, frequently, if not invariably, resist unsolicited tender offers, even tender offers which are fairly and attractively priced and in the best interests of shareholders. In order to entrench themselves in office, it is typical for such management to cause the target corporation to commence litigation against the bidder and others challenging, among other things, the legal sufficiency of the disclosures made by the bidder in its tender offer documents under Sections 14(d) and 14(e) of the Exchange Act and applicable S.E.C. regulations.

          18. Pennzoil's officers and directors have already signaled, in unmistakable terms, that they will seek to delay and resist the Tender Offer and Merger by any and every conceivable means, all in order to preserve their positions and substantial corporate perquisites. Their efforts in this respect will, in all likelihood, include causing Pennzoil to commence baseless litigation against Plaintiffs under the provisions of the federal securities laws regulating tender offers and acquisition efforts.

         19. In hopes of working with Pennzoil management, Union Pacific Resources Group Inc. management contacted Pennzoil management on several occasions in an effort to initiate discussions concerning a negotiated "friendly" business combination of Pennzoil by Union Pacific Resources Group Inc. Most recently, in a letter dated June 10, 1997, Union Pacific Resources Group Inc. proposed such a transaction at a substantial premium to the market price of Pennzoil common stock, i.e., $80 per share payable in a combination of cash and stock of Union Pacific Resources Group Inc. (the "June 10 proposal"). Those efforts, like the Tender Offer and Merger, are fully consistent with a representation made by James L. Pate, the Chairman of the Board, President and Chief Executive Officer of Pennzoil, that combining Union Pacific Resources Group Inc. and Pennzoil would result in "the premier exploration and production company in the world." Although the business justifications cited by Pennzoil for such a combination are at least as strong now as they were when Pennzoil itself proposed such a deal in 1995, Pennzoil has rebuffed and rejected Union Pacific Resources Group Inc.'s efforts to discuss such a transaction, including the June 10 proposal, stating that the Board of Directors of Pennzoil had determined that Pennzoil should remain an independent, publicly-held company and that the board was not interested in any acquisition proposal from Union Pacific Resources Group Inc.

         20. Indeed, on the very same day the Tender Offer was announced, Pennzoil began to solicit and recommend against the Tender Offer, even though it had filed no Schedule 14D-9. Specifically, on June 23, 1997, an Associated Press release (the "A.P. Release") reported that a Pennzoil spokesperson, referring to the June 10 proposal and the Tender Offer, stated, among other things, that "[t]he [Pennzoil] board had discussed an offer that was essentially this same offer last week and turned it down." (A copy of the A.P. Release is annexed hereto as Union Pacific Resources Group Exhibit 2.)

         21. This statement was calculated and designed to convey, and did convey, to Pennzoil stockholders and the investing public that Pennzoil would oppose the Tender Offer and was calculated and designed to influence Pennzoil stockholders to reject it, as well.

         22. The foregoing June 23 statement by Pennzoil was also materially false and misleading. The Tender Offer and Merger are substantially different from, and indeed are much more attractive to Pennzoil stockholders than, the June 10 proposal. In the June 10 proposal, Union Pacific Resources Group Inc. proposed acquiring all of the outstanding shares of Pennzoil at $80 per share, with the $80 consideration to consist of a combination of cash and Union Pacific Resources Group Inc. stock with no specified exchange ratio. The Tender Offer is priced at $84 per share in cash for a majority of the outstanding shares of Pennzoil stock, and the Merger as proposed by Union Pacific Resources Group Inc. has a specifically structured "floating" exchange ratio designed to deliver to Pennzoil stockholders $84 worth of Union Pacific Resources Group Inc. stock for each remaining share of Pennzoil stock. Under this ratio, each remaining Pennzoil share will be exchanged for number of Union Pacific Resources Group Inc. shares determined, within a pricing collar of $25 to $30, by dividing $8 by the average of the closing prices of Union Pacific Resources Group Inc. common stock for the 20 trading days ending five days prior to the meeting of Pennzoil stockholders called for the purpose of voting on the Merger. If such exchange ratio price is less than $25 or greater than $30, the exchange ratio will be fixed at 3.36 shares, or 2.80 shares, respectively, of Union Pacific Resources Group Inc. stock.

         23. In light of the fact that the Tender Offer and Merger would provide to Pennzoil stockholders approximately $200 million more collectively than they would have received under the June 10 proposal, it is not only materially false and misleading but absurd for Pennzoil to have publicly stated that the Tender Offer and Merger are "essentially [the] same offer" as the June 10 proposal.

                                  COUNT ONE

                          (For Declaratory Relief)

         24. Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

         25. The Declaratory Judgment Act, 28 U.S.C. Section 2201, provides that "[i]n a case of actual controversy within its jurisdiction, ... any court of the United states, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration...." Plaintiffs Union Pacific Resources Group Inc. and Newco
are entitled to a
declaratory judgment that the Tender Offer which they are in the process of commencing, is proper and complies with all applicable securities laws, rules or regulations.

         26. Although the Tender Offer and Merger are fairly and attractively priced, Pennzoil will formally reject the Tender Offer and Merger as evidenced by the A.P. Release. Plaintiffs believe Pennzoil will seek to delay and ultimately defeat the Tender Offer through efforts including the filing of suit attacking the Tender Offer claiming that filings made by Plaintiffs in conjunction therewith violate applicable federal securities laws and regulations. Plaintiffs may reasonably expect that Pennzoil will act in accordance with its expressed intent, and will take every available measure to thwart or delay Plaintiffs' lawful attempts to consummate the Tender Offer. Thus, there is a substantial controversy between parties having adverse interests, Plaintiffs on the one hand, and Pennzoil on the other hand, which are of sufficient immediacy and reality to warrant the issuance of a declaratory judgment.

         27. In the absence of declaratory relief, Plaintiffs will suffer irreparable harm. Through the course of action that Pennzoil has pursued to date, Pennzoil apparently intends to defend against the Tender Offer by, among other things, filing false claims designed to delay or ultimately defeat consummation of the Tender Offer and Merger. A declaratory judgment that the
Schedule 14D-1 and Tender Offer comply with all applicable securities laws will serve the purpose of adjudicating the interests of the parties, resolving any complaints concerning the propriety of the Tender Offer, and permitting an otherwise lawful transaction to proceed.

         28. Plaintiffs therefore request pursuant to the Federal Declaratory Judgment Act, 28 U.S.C. Sections 2201-2202, that this Court enter a declaratory judgment that the disclosure documents which have been filed with the
S.E.C. by Plaintiffs and which are being disseminated to Pennzoil stockholders in connection with the Tender Offer comply fully with all applicable provisions of law.

                                   COUNT TWO

            (For Violation of Section 14(d) of the Exchange Act and
                       Rule 14d-9 Promulgated Thereunder)

         29. Plaintiffs repeat and reallege the above paragraphs as if set forth herein.

         30. Rule 14d-9, 17 C.F.R. Section 240.14d-9, promulgated by the S.E.C. pursuant to Section 14(d) of the Exchange Act, prohibits the target company and its employees from making any solicitation or recommendation concerning a tender offer to the target company stockholders unless, as soon as practicable on the date any such solicitation or recommendation is made, a
Schedule 14D-9 is filed with the S.E.C. and a copy is delivered to the offeror. The Schedule 14D-9 must contain the information set forth in Rule 14d-9, including, among other things, the nature of the solicitation or recommendation, particularized reasons for the solicitation or recommendation, and recent transactions in respect of the target company's securities by the target company or by its officers and directors.

         31. In violation of Section 14(d) and Rule 14d-9, on June 23, 1997, Pennzoil made a solicitation and recommendation against the Tender Offer in the A.P. Release, without having first filed with the S.E.C. or delivered to Plaintiffs a Schedule 14D-9.

         32. By reason of the foregoing, Plaintiffs, Pennzoil stockholders and the investing public have been and are being irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Pennzoil under applicable law, and Pennzoil stockholders and the investing public are being misled by materially false information disseminated by Pennzoil.

         33.     Plaintiffs have no adequate remedy at law.

                                  COUNT THREE

              (For Violation of Section 14(e) of the Exchange Act)

         34. Plaintiffs repeat and reallege the above paragraphs as if fully set forth herein.

         35. The A.P. Release was materially false and misleading, in violation of Section 14(e), in that it falsely characterized the Tender Offer and Merger as "essentially [the] same offer" made in Union Pacific Resources Group Inc.'s June 10 proposal and rejected by Pennzoil the previous week. In truth and in fact, the Tender Offer and Merger are substantially more attractive to Pennzoil stockholders than the business combination proposed by Union Pacific Resources Group Inc. in the June 10 proposal, and would provide Pennzoil stockholders approximately $200 million more collectively than they would have received under the June 10 proposal. Among other things, the Tender Offer is priced at $84 per share in cash for a majority of outstanding Pennzoil shares, and the Merger includes a specifically structured exchange ratio designed to deliver $84 worth of Union Pacific Resources Group Inc. stock for each remaining share of Pennzoil stock -- $4 per share more than the consideration proposed in the June 10 proposal.

         36. By reason of the foregoing, Plaintiffs, Pennzoil stockholders and the investing public have been and are being irreparably harmed in that they are being deprived of, and/or misled as to, important information required to be publicly, accurately and fully disclosed by Pennzoil under applicable law, and Pennzoil stockholders and the investing public are being misled by materially false information disseminated by Pennzoil.

         37.     Plaintiffs have no adequate remedy at law.

          WHEREFORE, Plaintiffs Union Pacific Resources Group Inc. and Newco respectfully request that this Court enter a judgment:

                  i) declaring that Plaintiffs have disclosed all information required by, and are otherwise in all respects in compliance with, Sections 14(d) and 14(e) of the Exchange Act and any other federal securities laws, rules or relations deemed or claimed to be applicable to the Schedule 14D-l and Tender Offer;

                  ii) compelling Pennzoil to comply with the requirements of the Exchange Act, and compelling Pennzoil to file immediately complete and accurate statements on
                          Schedule 14D-9 with respect to the A.P. Release;

                  iii) preliminarily and permanently enjoining Pennzoil, its agents, employees and anyone acting on its behalf, from making any false or misleading statements in respect of the Tender Offer; and

                  iv) awarding the Plaintiffs their reasonable and necessary attorneys' fees together with all costs of court.

----------------------

RALPH H. DUGGINS                                   DEE J. KELLY
State Bar No. 06183700                             State Bar No. 11217000
ESTIL VANCE, JR.                                   E. GLEN JOHNSON
State Bar No. 20479000                             State Bar No. 10709500
S. G. JOHNDROE, III                                DONALD E. HERRMANN
State Bar No. 10674000                             State Bar No. 09541300
Cantey & Hanger, L.L.P.                            TIMOTHY J. VAN MEIR
2100 Burnett Plaza                                 State Bar No. 00794781
801 Cherry Street                                  Kelly, Hart & Hallman, P.C.
Fort Worth, Texas 76102                            201 Main Street, Suite 2500
(817) 877-2800                                     Fort Worth, Texas 76102
(817) 877-2807 - Fax                               (817) 332-2500
                                                   (817) 878-9260 - Fax

JACK O'NEILL
State Bar No. 15288500
JESSE R. PIERCE
State Bar No. 15995400
Clements, O'Neill, Pierce
& Nickens
1000 Louisiana, Suite 1100
Houston, Texas 77002-5009
(713) 654-7600
(713) 654-7690 - Fax

                                                   ATTORNEYS FOR PLAINTIFFS

DATED:  June 25, 1997